Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October ___, 2020

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Buffalo Funds (the “Trust”)
Securities Act Registration No. File No.: 333-56018
Investment Company Act Registration No. 811-10303
    Buffalo Emerging Opportunities Fund (S000006555)

Dear Mr. Sutcliffe:

This correspondence is being filed in response to the oral comments received from you on Tuesday, September 29, 2020 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 62 to its registration statement on Form N-1A. PEA No. 62 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on August 14, 2020 for the purpose of submitting changes to the name and principal investment strategy of the Buffalo Emerging Opportunities Fund t/b/k/a the Buffalo Early Stage Growth Fund (the “Fund”), a series of the Trust. The Trust is filing PEA No. 63 to its registration statement pursuant to Rule 485(b) to incorporate the revisions discussed herein in response to your comments.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in PEA No. 63.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please provide all missing and bracketed information.

Response: The Trust responds by making the requested revisions.

2.Staff Comment: Please provide responses to all comments via correspondence filing on EDGAR, no later than 5 business days prior to the automatic effectiveness date of the registration statement. If filing in such a time frame is not practicable, please file a delaying amendment under Rule 485(b) until the Staff’s comments are resolved.

Response: The Trust responds by providing responses via correspondence filing on EDGAR.

Summary Section - Fees and Expenses of the Fund

3.Staff Comment: Please separate footnote #1 to the fees and expenses table into two footnotes. The first footnote should pertain to acquired fund fees and expenses only.

Response: The Trust responds by making the requested revisions as follows:

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.30%	1.30%
Shareholder Servicing Fee	0.15%	None
Other Expenses	0.04%	0.05%
Acquired Fund Fees and Expenses(1)	0.02%	0.02%
Total Annual Fund Operating Expenses(2)	1.51%	1.37%
1.Acquired Fund Fees and Expenses represent the indirect costs of the Fund’s investments in other investment companies.
2.The Total Annual Fund Operating Expenses for the Fund do not correlate to the ratio of expenses to average net assets listed in the Fund’s financial highlights, which reflects the operating expenses of the Fund and does not include the amount of the Fund’s proportionate share of the fees and expenses of other investment companies in which the Fund invests.

Summary Section - Principal Investment Strategies

3.Staff Comment: Please explain how the Fund’s name will be compliant with Rule 35d-1(a)(2) with respect to the type of investments suggested by the Fund’s name. The Staff notes that while the Fund is an “early stage” growth fund, the principal investment strategy states it invests at least 80% of its net assets in the equity securities of early stage companies that have market capitalizations below the median of the Morningstar US Small Growth Index. In your response, please explain how the Morningstar US Small Growth Index’s median market capitalization is an appropriate threshold in determining what qualifies as an “early stage growth” company and how the Fund’s name is not misleading.

Response: The Trust responds by revising the relevant language as follows:

“The Early Stage Growth Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities, consisting of common stocks, preferred stocks, convertible securities, warrants and rights, of companies that, at the time of purchase by the Fund, the Advisor defines as early stage growth companies. Early stage growth companies are defined by the Advisor as companies that, at the time of purchase by the Fund, have market capitalizations below the median of the Morningstar US Small Growth Index and in the opinion of the Advisor, are companies that are starting to develop a new product or service or have recently developed a new product or service.”

4.Staff Comment: The Staff notes the Fund discloses that it may have significant investments in the information technology sector. Please supplementally clarify whether the Fund intends to concentrate in an industry or group of industries. If so, please clarify as such per Items 4, 9 and 16 of Form N-1A.

Response: The Trust responds by supplementally confirming that, although the Fund may have significant investments in the information technology sector as a result of its principal investment strategy, it does not intend to invest more than 25% of the Fund’s net assets in any industry. The Trust has added the following sentence to footnote (e) to the Fund’s Fundamental Investment Restriction #6 on industry concentration: “The Fund may be concentrated in a sector but will not be concentrated in any industry or group of industries.”

5.Staff Comment: Please supplementally state whether the Fund anticipates using derivatives of any kind as part of its principal investment strategy. If yes, disclosure for any principal investment related to derivatives should be tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on performance. Disclosure should not be generic risks associated with each derivative type. Please refer to the Barry D. Miller Letter to the Investment Company Institute re: Derivatives Related Disclosures by Investment Companies, dated July 30, 2010.

Response: The Trust responds by supplementally confirming that the Fund does not anticipate using derivatives as part of its principal investment strategy. Accordingly, the Trust declines to make any revisions.

6.Staff Comment: What percentage of the Fund’s portfolio will change as a result of the name and principal strategy change?

Response: The Trust responds by reporting that the Adviser expects 100% of the Fund’s current portfolio to remain the same despite the name and principal strategy change. The Fund does not intend to dispose of any current holdings as a result of the changes; however, in the future, the Fund intends to purchase securities of companies with higher market capitalization consistent with the changed market capitalization threshold of the new principal strategy.

Summary Section - Purchase and Sale of Fund Shares

7.Staff Comment: Please confirm that the initial investment amount of exchanges from the Institutional Class shares of the Fund to the Institutional Class shares of another Buffalo Fund will be $1,000.

Response: The Trust responds by confirming the $1,000 minimum initial investment applies to exchanges from Institutional Class shares of the Fund to Institutional Class shares of another Buffalo Fund.

Prospectus – Principal Investment Strategies – General Investment Policies

8.Staff Comment: The Fund’s disclosure notes that there may be times, when the Fund may respond to market, economic, political or other considerations by investing up to 100% of its assets in high quality, short-term debt securities. Please explain with specificity the other considerations that would lead the Fund to take a temporary defensive position. Please make any corresponding changes to the SAI.

Response: The Trust responds by revising the relevant disclosure to “there may be times, when the Fund may respond to market, economic, or political considerations by investing up to 100% of its assets in high quality, short-term debt securities.” The Adviser does not foresee any time the Fund would take a 100%

defensive position in response to considerations that were not related to market, economic, or political circumstances.

Prospectus – Financial Highlights

9.Staff Comment: The 2016 “net realized and unrealized gains (losses)” and “total from investment operations” line items regarding the Fund’s Investor Class are currently marked with a negative symbol. Please place losses in parentheticals as appropriate.

Response: The Trust responds by making the requested revisions.

Statement of Additional Information – Non-Principal Investment Strategies, Policies and Risks

10.Staff Comment: The Staff notes that up to 20% of the Fund’s net assets may be subject to covered call options. Please explain why options are not a considered a principal strategy of the Fund. If deemed principal, please disclose in the Prospectus as appropriate.

Response: The Trust responds by supplementally confirming that the Fund does not sell covered call options. Selling covered call options is a non-principal strategy available to all the Buffalo Funds; however, the Buffalo Early Stage Growth Fund will not sell options as a principal or non-principal investment strategy. Accordingly, the Trust has removed the “Covered Call Options” disclosure from the Fund’s SAI.

11.Staff Comment: If the Fund holds a significant amount of so-called “covenant-lite loans”, please revise the Fund’s risk disclosure to include heightened risks associated with covenant-lite loans.

Response: The Trust responds by supplementally confirming the Fund does not invest in covenant-lite loans.

12.Staff Comment: It appears that some of the loans held by the Fund may pay interest based on the London Inter-Bank Offered Rate (“LIBOR”), which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR, or supplementally explain why the discontinuation is not a principal risk of the Fund.

Response: The Trust responds by confirming that the Fund does not invest in securities that use LIBOR as a benchmark or reference rate for interest rate calculations.

Statement of Additional Information – Fundamental Investment Restrictions

13.Staff Comment: Fundamental Investment Restriction #6 provides that the Fund will not concentrate in any one industry. As required by Item 16(c)(iv) of Form N-1A, please include “or group of industries” or discuss why it should not be included in this fundamental investment restriction.

Response: The Trust responds by adding the following sentence to footnote (e) of Fundamental Investment Restriction #6 to clarify that this limitation applies to concentrating investments in a particular industry or group of industries:

“For purposes of this Fundamental Investment Restriction, the limitation on concentrating in “any one industry” also applies to any “group of industries.”

Statement of Additional Information – Portfolio Managers of the Fund – Other Accounts Managed by Portfolio Managers

14.Staff Comment: Please confirm the Fund’s portfolio managers do not manage any other accounts.

Response: The Trust confirms that the portfolio managers do not manage any other accounts.

Statement of Additional Information – Control Persons and Principal Holders of the Fund

15.Staff Comment: Please reconcile the narrative disclosure that states “Because Institutional Class shares of the Fund are new, as of the date of this SAI there were no control persons or principal shareholders of the Institutional Class shares of the Fund” with the chart disclosing Great Plains Trust Company as a control person or principal shareholder of the Institutional Class shares of the Fund.

Response: The Trust responds by striking that sentence from the first paragraph under “Control Persons and Principal Holders of the Fund” heading.

* * * * * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

Fred Coats
Chief Compliance Officer
Buffalo Funds

5